EMPLOYMENT AGREEMENT


     EMPLOYMENT AGREEMENT made this 12th day of May, 1998, by and between Celtic Investment, Inc., an Illinois Corporation (the "Company") and Douglas P. Morris ("Employee").

                                   RECITALS

      WHEREAS, the Company and Employee desire to modify their employment relationship by means of this agreement ("Employment Agreement"); and

      WHEREAS, the Company desires to continue to employ Employee as its President and Employee is willing to continue to accept such employment by the Company on the terms and subject to the conditions set forth in this Employment Agreement;

      NOW THEREFORE, in consideration of the promises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

                                   AGREEMENT

      1. Employment and Duties. The Effective Date of this Agreement shall be May 12, 1998. Upon the Effective Date of the employment, the Company shall, and hereby does, employ the Employee and Employee shall, and hereby does, accept employment as President of the Company. Employee agrees to devote in good faith substantially all of his time and best efforts to the services that he is required to render to the Company hereunder. Employee shall report to the Company's Board of Directors and at all times during the term of this Agreement shall have powers and duties at least commensurate with his position in the Company. Employee's duties with the Company shall be consistent with those historically held by Employee as President of the Company.

            1.1. Disclosure and Acceptance of Other Activities. The Company acknowledges that Employee is currently involved in other business activities including but no limited to those related to H & Capital Investment, Emerald Capital Investments, Inc., American Polymer Corporation and Millennium
Electronics, Inc. The Company consents to the continued participation by Employee in such activities subject to his fulfillment of any and all fiduciary duties he will have as an officer and director of the Company including those fiduciary duties relating to corporate opportunities.

      2.    Term of Employment.

      2.1 Definitions. For the purposes of this Employment Agreement, the following terms shall have the following meanings:




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            2.1.1.Stock  Option  Agreement.  "Stock Option Agreement" shall mean the Stock Option Agreement dated the date hereof, entered into by the Company and Employee whereby Employee is granted (i) options to purchase 150,000 shares of the Company's Common Stock, which options vest over a period of time as provided for in the Stock Option Agreement and (ii) options to purchase 150,000 shares of the Company's Common Stock, which options vest on the basis of the achievement of certain operating results as agreed to in the Stock Option Agreement.

            2.1.2. Termination for Cause. "Termination For Cause" shall mean termination by the Company of Employee's employment by reason of Employee's willful dishonesty towards, fraud upon, or deliberate injury or attempted injury to the Company, or by reason of Employee's willful material breach of this Employment Agreement which has resulted in material injury to the Company.

            2.1.3 Termination Without Cause. "Termination Without Cause" shall mean any termination of employee's employment by the Company other than for cause by Reason of Disability or by Reason of Death.

     2.1.4.Voluntary Termination. "Voluntary Termination" shall mean termination by Employee of Employee's employment by the Company other than (i) as described in paragraph 2.1.5 or (ii) termination by reason of Employee's death or disability as described in paragraphs 2. 5. and 2.6.

            2.1.5.Good Reason Resignation. "Good Reason Resignation" shall mean termination by Employee of Employee's employment by the Company following the occurrence of any of the events set out below unless such event is fully corrected by the Company within 30 days following written notification by Employee to the Company that Employee intends to terminate his employment for one or more of the reasons set out below:

                  (a) removal of Employee from, or a failure to appoint or reappoint Employee to, any of his offices or the assignment of Employee to any duties inconsistent with Employee's status as Chairman and President of the Company;

                 (b) failure by the Company without Employee's consent to pay to
            Employee any portion of Employee's current compensation, including bonuses, the vesting of stock options and the issuance of shares upon exercise of stock options; or

                 (c) any material breach by the Company of any provision of this
            Employment Agreement.






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      2.2. Initial Term. The term of employment of Employee by the Company under this Employment Agreement shall be for a period of three (3) years beginning with Effective Date ("Initial Term"), unless terminated earlier pursuant to this Section. At any time prior to the expiration of the Initial Term, the Company and Employee may, by mutual written agreement, extend Employee's employment under the terms of this Employment Agreement for such additional periods as they may agree.

     2.3. Termination For Cause. Termination for Cause may be effected immediately by the Company during the term of this Agreement by written notification to Employee. Upon Termination For Cause, the following shall promptly occur:

            (a) The Company shall pay Employee all accrued salary earned at the date of Termination for Cause;

            (b) The Company shall pay Employee all vacation pay which is accrued at the date of Termination for Cause;

            (c) The Company shall pay all business expenses incurred by Employee in connection with his duties hereunder which are unpaid at the date of Termination for Cause;

            (d) The Company shall pay to Employee all compensation or benefits due to Employee at the date of Termination for Cause under any agreement or plans, excluding stock options which are specifically provided for in paragraphs 2.3 (e) and (f) below;

            (e) Employee has been granted incentive stock options to purchase 150,000 shares of the Company's Common Stock pursuant to the Stock Option Agreement which options vest solely on the basis of time of employment ("Time Based Options" and "Time Based Option Shares"). In the event the Employee is Terminated for Cause, the Time Based Options shall terminate immediately except to the extent such options have vested.

            (f) Employee has been granted incentive stock options to purchase 150,000 shares of the Company's Common Stock pursuant to the Stock Option Agreement which options vest solely on the basis of the achievement of certain financial results ("Performance Based Options" and "Performance Based Option Shares"). The Performance Based Options shall terminate immediately except to the extent such options have vested.

      2.4. Termination Without Cause. The Company may terminate Employee's employment for any reason and without cause at any time upon thirty (30) days written notice to Employee. Upon Termination without Cause, the following shall promptly occur:





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            (a) The Company  shall pay  Employee all salary  compensation  for a period of one year from the date of Termination Without Cause.

            (b) The Company shall pay Employee all vacation pay which is accrued at the date of Termination without Cause;

            (c) The Company shall pay all business expenses incurred by Employee in the connection with his duties hereunder which are unpaid at the date of Termination without Cause;

            (d) The Company shall pay or deliver to Employee all compensation or benefits due to Employee at the date of Termination without Cause under any agreement or plans excluding stock options which are specifically provided for in paragraphs 2.4 (e)and (f) below;

            (e) Employee has been granted incentive stock options to purchase 150,000 Time Based Option Shares which vest solely on the basis of time of employment. In the event the Employee is Terminated without Cause, all Time Based Options shall be accelerated and shall vest immediately.

            (f) Employee has been granted incentive stock options to purchase 150,000 shares of the Company's Common Stock pursuant to the Stock Option Agreement which vest solely on the basis of the achievement of certain operating results. In the event that Employee's employment is Terminated without Cause all Performance Based Options shall be accelerated and shall vest immediately.

      2.5. Termination by Reason of Disability. If, during the term of this Agreement, Employee, in the reasonable judgment of the Board of Directors of the Company, has failed to perform his duties under this Agreement on account of illness or physical or mental incapacity, and such illness or incapacity continues for a period of more than three (3) consecutive months, the Company shall have the right to terminate Employee's employment hereunder by twenty (20) days written notification to Employee. In the event of termination by reason of disability, Employee shall pay Employee all cash and other compensation which would be due and owing to Employee under paragraph 2.3 of this Employment Agreement if Employee's employment had been Terminated for Cause by the Company rather than as a result of the Disability of Employee.

      Upon receipt of notice of termination under this paragraph 2.5, Employee may request an opportunity to discuss the termination of his employment at a meeting of the Boards of Directors of the Company. Such request must be made, if at all, in writing and shall be delivered to the Company withing five (5) days from the date Employee receives notification of termination of employment under this paragraph 2.5. Upon receipt of such request, the Company shall, within a reasonable time, call and hold a Board of Directors meeting to allow Employee to discuss termination for reason of disability.




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      2.6 . Death.  In the event of  Employee's  death  during  the term of this
Agreement, Employee's employment shall be deemed to have terminated as of the last day of the month during which his death occurs and the Company shall pay to his estate or such beneficiaries as Employee may from time to time designate, to the date of Employee's death all cash and other compensation which would be due and owing to Employee under paragraph 2.3 of this Employment Agreement if Employee's employment had been Terminated for Cause by the Company rather than by as a result of the Death of Employee.

      2.7. Voluntary Termination. In the event of a Voluntary Termination, The Company shall pay to Employee all cash and other compensation which would be due and owing to Employee under paragraph 2.3 of this Employment Agreement if Employee's employment had been Terminated for Cause by the Company rather than by the Voluntary Termination by Employee.

      2.8. Good Reason Resignation. In the event of a Good Reason Resignation Employee resigns, The Company shall continue to pay to Employee his salary for a period of one (1) year from the date of Resignation for Good Reason and the Company shall pay to Employee all cash and other compensation which would be due and owing to Employee under paragraph 2.4 of this Employment Agreement if Employee's employment had been Terminated without Cause by the Company rather than the Good Reason Resignation by Employee.

      3. Compensation. As his entire compensation for all services rendered to the Company during the term of this Agreement, in whatever capacity rendered, the Employee shall be paid, subject to withholding and other applicable employment taxes, as follows;

            3.1. Base Salary. Employee shall be paid a base salary of $100,000 per year commencing on the Effective Date. Such base salary shall be payable in bi-monthly installments, provided however, if the first pay period of employment is less than a full pay period, the first payment shall be prorated for the number of days worked in the first calendar month of employment. Employee's base salary shall be reviewed annually by the Board of Directors, and the base salary for each employment year (or portion thereof) beginning July 1, 1999, shall be determined by the Board of Directors which shall authorize an increase in Employee's base salary for such year in an amount which, at a minimum, shall be equal to the cumulative cost-of-living increment on the Base Salary as reported in the "Consumer Price Index, Chicago, IL, All Items," published by the U.S. Department of Labor (using January 1, 1995 as the base date for computation). Provided however, that the base salary shall not increase by more than ten percent (10%) per year due to increases in the Consumer Price Index.

            3.2. Vacation. Employee shall be entitled to four (4) weeks of vacation during each year during the term of this Agreement and any extensions thereof, prorated for partial years.

            3.3. Automobile Allowance.   The Company shall pay Employee $300 per
month as an automobile allowance.




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            3.4. Reimbursement for Expenses.  During the term of this Agreement, the Company shall reimburse Employee for reasonable and properly documented out-of-pocket business and/or entertainment expenses incurred by Employee in connection with his duties under this Agreement. The Company shall reimburse Employee for 100% of his cellular telephone expenses on a monthly basis.

            3.5. Additional Benefits. The Company shall provide the Employee with health and disability insurance during the term of this Agreement. The Employee shall be entitled to participate in such benefit and compensation plans as are now generally available or later made generally available to the employees or executive officers of the Company, including, but not limited to, 401(k) plans, stock option plans, profit sharing plans and other such plans and benefits. The health plan offered to Employee hereunder will be at least as advantageous to Employee as those offered by the Company prior to the date of the execution of this Agreement.

      4. Stock Options. As additional consideration for Employee's services hereunder, the Employee shall be granted an option to purchase 400,000 shares of Celtic Investment common stock at a price of $1.25 per share. The terms and condition of such options are set forth in Exhibit "A" attached hereto and shall be included in the Stock Option Agreement.

      5. Covenant not to Compete. Employee agrees that he will not, during the term of his employment, and for the ("Restriction Period") which is defined in paragraph 5.1.2 of this Employment Agreement directly or indirectly, in any state, county, city or metropolitan area in which the Company, or any subsidiary of the Company has transacted business in the three (3) years preceding said termination, own, manage, operate or control, or participate in the ownership, management, operation or control of, or be connected with or have any interest in, as a stockholder, director, officer, employee, agent, consultant, partner or otherwise, any business which is engaged in the same business as the Company or any Subsidiary of the Company. Specifically, but without limitation, this covenant shall extend to all existing clients or customers of the Company and all subsidiaries of the Company and all of the funding sources of the Company and all subsidiaries of the Company.

            5.1.1.If any of the provisions of this paragraph are held to be unenforceable because of the scope, duration or area of its applicability, the court making such determination shall have the power to modify such scope, duration or area or all of them, and such provision shall then be applicable in such modified form. The Company and the Employee acknowledge the reasonableness of this covenant not to compete and the reasonableness of the geographic area and duration of time which are part of this covenant.

            5.1.2. The Restricted Period shall be that period of time during which the Covenant not to Compete set forth in this paragraph 6 is binding upon Employee. The Restricted Period shall initially be a period of twenty four (24) months commencing on the Effective Date but shall be reduced thereafter by one month for each full month of employment of Employee by the Company. Subject to paragraph 6.1.3 below, in no event shall the Restricted Period be less




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than six (6) months from the date of termination of employment regardless of the number of months of employment prior to termination.

            5.1.3.In the event Employee's employment is terminated by the Company without cause or in the event Employee Resigns for Good Reason, the restrictions set forth in this paragraph 6 shall be limited to the time in which Employee continues to receive a salary from The Company under this Agreement.

      6. Confidential Information. Employee covenants and agrees not to disclose, directly or indirectly, at any time either during employment or within twenty four (24) months subsequent to the termination of employment to anyone not an employee or consultant of the Company, and not to use at any time either during employment or within two (2) years subsequent to the termination of employment, except in the course of employment with the Company, any Confidential Information, as defined below, of the Company or any parties dealing with the Company unless he shall first secure the consent of the Company in writing or unless he shall involuntarily be required to do so by a court having competent jurisdiction, by any governmental agency having supervisory authority over the business of he Company, or by any administrative body or legislative body (including a committee thereof) with purported or apparent jurisdiction to order Employee to divulge, disclose or make accessible such information after notice to the Company. The Company and Employee hereby acknowledge that: (a) the duration and geographical limitations imposed with respect to said secret and confidential information are reasonable; and (b) the restrictions stated hereinabove are reasonably necessary for the protection of The Company's legitimate proprietary interests.

      For purposes of this Agreement, the term Confidential Information shall mean any and all:

            (a) trade secrets concerning the business and affairs of the Company, data, know-how, customer lists, current and anticipated customer requirements, market studies, business plans, and any other information, however documented, that is a trade secret within the meaning of the Illinois Trade Secrets Act; and

            (b) information concerning the business and affairs of the Company (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials however documented; and

            (c) notes, analysis, compilations, studies, summaries, and other material prepared by or for the Company containing or based, in whole or in part, on any information included in the foregoing.

       Nothing contained in this paragraph 6 shall be deemed to apply to (i) any information which is or becomes known to the public other than as a result of a breach of this Section 6 by




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Employee or (ii ) any information  which is lawfully acquired from a third party who is not obligated to the Company to maintain such information in confidence.

      7. Solicitation of Other Employees and/or Consultants. Employee agrees that he will not, during the course of his employment or for a period of twenty four (24) months commencing upon the expiration of his employment, either voluntary or involuntary, for any reason whatsoever, directly or indirectly, individually or on behalf of persons not now parties to this agreement, aid or endeavor to solicit or induce any other employee, employees, consultant and/or consultants of the Company to leave their employment with the Company in order to accept employment of any kind with any other person, firm, partnership or the Company.

      8. Breach of Covenants by Employee. In the event that the Employee shall breach paragraphs 5,6 or 7 of this agreement, then the Company shall be entitled to seek injunctive relief against the Employee. In any proceeding commenced by the Company to enforce paragraphs 5,6 or 7 of this Employment Agreement, the prevailing party shall be liable and shall pay for all damages, court costs, and reasonable attorneys' fees incurred as the direct result of commencing or defending such proceeding. The provisions of paragraphs 5, 6 and 7 hereof shall survive the termination of this Employment Agreement.

      9.    Miscellaneous.

      9.1 This Employment Agreement and the written agreements referred to herein, constitutes the entire agreement between the parties or the matters discussed herein. It also supersedes any and all other agreements or contracts, either oral or written, between the parties with respect to the subject matter hereof.

      9.2. The terms and conditions of this Employment Agreement may be amended at any time by mutual agreement of the parties, provided that before any amendment shall be valid or effective it shall have been approved by the Board of Directors of the Company, reduced to writing and signed by the Company and the Employee.

      9.3. The invalidity or unenforceability of any particular provision of this Employment Agreement shall not affect its other provisions, and this Employment Agreement shall be construed in all respects as if such invalid or unenforceable provision had been omitted.

      9.4. Except as otherwise expressly provided herein, this Employment Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and upon the Employee, his administrators, executors, legatees, heirs and assigns.

      9.5. This Employment Agreement shall be construed and enforced under and in accordance with the laws of the State of Illinois.

      IN WITNESS WHEREOF, the parties have executed this Employment Agreement the day and year first above-written.




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Celtic Investment, Inc.                       Employee:



By   /s/Reese Howell, Jr.                      By /s/ Douglas P. Morris
Reese Howell, Jr., Senior Vice President       Douglas P. Morris






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                                  EXHIBIT "A"
                             EMPLOYMENT AGREEMENT


      As additional compensation under the Employment Agreement to which the Exhibit "A" is attached, the Company shall grant the Employee, the following options("Options") to purchase shares of its common stock.

      1. Exercise Price - All Options granted hereby shall be exercisable at the price of $1.25 per share (the "Exercise Price"), the Closing Price of the Company's common stock on the day of the grant of options as reported by NASDAQ.

      2. Initial Option - Upon the Effective Date of the Employment Agreement, the Company shall grant Employment an Initial Option entitling him to purchase 100,000 shares of the Company at the Exercise Price. The Initial Option shall be fully vested as of the Effective Date and shall be exercisable for a period of five years from the Effective Date.

      3. Time Based Options - Options to purchase 150,000 shares shall be deemed to be "Time Based Options ". The Time Based Options shall be granted on the
Effective Date but shall vest on each Anniversary Date of the Employment Agreement. Options to purchase 50,000 shares shall vest on the first anniversary date of the Employment Agreement, Options to purchase 50,000 shares shall vest on the second anniversary date of the Employment Agreement, and Options to purchase 50,000 shares shall vest on the third anniversary date of the Employment Agreement. All Time Based Options shall be exercisable at the Exercise Price. All Time Based Options shall be exercisable for a period of five years from the date of vesting.

      4. Performance Based Options - Options to purchase 150,000 shares shall be deemed to be "Performance Based Options ". The Performance Based Options shall be granted on the Effective Date but shall vest on each Anniversary Date of the Employment Agreement. The Performance Based Options shall vest upon the Company achieving increases in total assets, calculated on a consolidated basis and determined in accordance with its annual Audited Financial Statements or its unaudited interim statements. The Measuring Base Date shall be September 30, 1998. If the Company's total assets, calculated on a consolidated basis, increase over the Measuring Base Date as provided below, the Performance Based Options shall vest according to the following schedule:






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